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SEC FILE NUMBER
8-66489

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING JANUARY 1, 2021 (MM/DD/YY) AND ENDING DECEMBER 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BISMARCK CAPITAL,LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

745 FIFTH AVENUE
(No. and Street)

NEW YORK,	NEW YORK	10151-0099
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STANFORD WARSHAWSKY	212-488-5333	swarshawsky@bismarckcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JOEL E. SAMMET & CO.,LLP
(Name – if individual, state last, first, and middle name)

15 MAIDEN LANE, SUITE 500,	NEW YORK,	NY	10038
(Address)	(City)	(State)	(Zip Code)

NOVEMBER 17, 2009	3983
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, STANFORD WARSHAWSKY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BISMARCK CAPITAL, LLC, as of DECEMBER 31 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

RONALD ROSARIO
Notary Public - State of New York
NO. 01RO6415980
Qualified in Queens County
My Commission Expires Apr 5, 2025

Signature: [signature]

Title: CHAIRMAN

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BISMARCK CAPITAL, LLC
(SEC. ID NO. 8-66489)
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Filed pursuant to Rule 17a-5(d)
under the Securities Exchange Act
of 1934 as a Public Document.

BISMARCK CAPITAL, LLC
INDEX TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

SAMMET
Certified Public Accountants

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA
Ghias Khan, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

Report of Independent Registered Public Accounting Firm

To the managing member and the board of directors of
Bismarck Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bismarck Capital, LLC as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors Report on Supplemental Information

The computation of net capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission shown on Schedule I and the computation of basic net capital requirement pursuant to Rule 15c3-1 of the Securities and Exchange Commission and computation of aggregate indebtedness shown on Schedule II (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Bismarck Capital, LLC's financial statements. The supplemental information is the responsibility of Bismarck Capital, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information included in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We are uncertain as to the year we began serving consecutively as the auditor of the Company's financial statements; however, we are aware that we have been Bismarck Capital, LLC's auditor since at least 2004.

Joel E. Sammet & Co LLP.
New York, NY
February 15, 2022

BISMARCK CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	136,710
Security deposits		10,000
Computer equipment at cost, (net of accumulated depreciation of $2,603)		0
TOTAL ASSETS	$	**146,710**

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accrued expenses	$	26,624
TOTAL LIABILITIES		26,624
Member's Equity		
Member's capital contributions		2,249,161
Retained members profits (losses)		(2,129,075)
TOTAL MEMBER'S EQUITY		120,086
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	**146,710**

The accompanying footnotes are an integral part of the financial statements.

BISMARCK CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

REVENUES		
Investment Banking Revenues		$ 0
Other Income		42,000
TOTAL REVENUES		42,000
EXPENSES:		
Occupancy	$ 20,900	
Outside Professional Services	25,864	
Charity	21,000	
Promotional and Travel	4,502	
Insurance	11,626	
Dues and regulatory fees	8,215	
Communications	859	
Other	1,998	
TOTAL EXPENSES		94,964
NET INCOME (LOSS) FROM OPERATIONS		$ (52,964)

The accompanying footnotes are an integral part of the financial statements.

BISMARCK CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

		Member's Capital		**Retained Profits (Loss)**		**Total**
Beginning balance, January 1, 2021	$	2,249,161	$	(2,076,111)	$	173,050
Contributions		0		0		0
Distributions		0		0		0
Net income (loss) from operations		0		(52,964)		(52,964)
ENDING BALANCE, DECEMBER 31, 2021	$	2,249,161	$	(2,129,075)	$	120,086

BISMARCK CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash Flows From (Used by) Operating Activities:		
Net income (loss) from operations		$ (52,964)
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation	$ 417	
Changes in operating assets and liabilities:		
Prepaid expenses	3,033	
Accrued expenses	1,496	4,946
Net cash from (used by) operating activities		(48,018)
Net decrease to cash		(48,018)
Cash, beginning of year		184,728
CASH, END OF YEAR		$ 136,710

Supplemental Cash Flow Information	
Cash paid for interest	$ 0
Cash paid for taxes	$ 0

NOTE 1 BUSINESS AND ORGANIZATION

Bismarck Capital LLC (the "Company") is a limited liability company and a broker/dealer registered with the National Association of Security Dealers, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority ("FINRA"). It does not hold any customer securities nor carry any customer accounts. All customer transactions, if any, are cleared through, and their securities and accounts are carried by, a member firm of the New York Stock Exchange and other major exchanges. The Company is primarily engaged in providing investment banking services which may include fees earned from providing merger and acquisition and financial restructuring advisory services.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Information
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid investments with original maturities of 90 days or less.

Fixed Assets and Depreciation
Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets by using an accelerated method of depreciation. Repair and maintenance costs are expensed, while additions and betterments are capitalized.

Recognition of Income
The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers. This standard established a five-step model which entities must follow to recognize revenue. Fees from providing merger and acquisition and financial restructuring advisory services are primarily earned and recognized upon the closing of a merger or financial restructuring deal when the specific performance obligations have been satisfied.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition of Income (continued)

An officer of Bismarck Capital, LLC serves on the board of directors of an unrelated company and receives fees as a result of providing this service. These director's fees are reflected in other income. Expenses are reported as incurred.

Leases

FASB ASC 842, Leases, requires a lessee to account for leases as a direct finance lease or operating lease. Both types of leases will result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its Statement of Financial Condition. This standard, as adopted by the Company would be applicable if they enter into a lease that extends beyond one year.

NOTE 3 GOING CONCERN EVALUATION & COVID 19 PANDEMIC IMPACT

In the year ended December 31, 2021, the Company had a loss of $52,964 and has experienced losses for several years leading up to this year. This raises substantial doubt that the Company would have enough capital to meet its financial obligations and regulatory requirements for more than one year from the issuance of these financial statements.

Management has performed an evaluation of the above going concern condition and concluded that substantial doubt would be alleviated because of the following:

a) The Company has a commitment from the Chairman that he will invest any necessary funds for twenty-four months from the balance sheet date to enable the Company to meet all financial and regulatory obligations should there be insufficient revenues to meet such obligations.

b) The Company is working on a significant transaction for a German client which could generate significant revenue in the future.

The COVID-19 pandemic developed rapidly in 2020 and continues with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. We have taken a number of measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our people (such as social distancing and working from home). At this stage, the impact on our business and results has not been significant and based on our experience to date we expect this to remain the case. We will continue to follow the various government policies and advice and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health of our people.

NOTE 4 CUSTOMER PROTECTION RULE AND EXEMPTIVE PROVISIONS (continued)

The Company is exempt from the Customer Protection Rule by virtue of the exemption provided for by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) provides an exemption from this rule for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 5 REGULATORY REQUIREMENTS

The Company is a registered broker-dealer, and accordingly is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and the capital rules of the National Association of Securities Dealers. The Company has not elected to use the alternative net capital method. At December 31, 2021 net capital was $110,086. The minimum required net capital was $5,000 leaving an excess net capital of $105,086.

NOTE 6 CUSTODY AND SAFEKEEPING

The Company is not required to conduct quarterly security counts because it is exempt therefrom by the provisions of Regulation 17a-13(a).

NOTE 7 TAXATION

The Company is a single member LLC and does not file any income tax returns. Accordingly, all of the income of the Company is reported on the tax return of its member.

As of December 31, 2021, the Company's management has determined that there was no material tax liability resulting from unrecognized tax liabilities relating to uncertain tax positions taken or expected to be taken in future tax returns of its member relating to the Company, which has not been recorded in the financial statements. The Company does not anticipate any impact on the financial statements in the event any taxing authority examines any of the member's tax returns that remain subject to examination. As of December 31, 2021, the tax years that remained subject to examination were 2018 - 2021.

NOTE 8 LEASES

The Company has a month to month lease for office space at a monthly rent of $6,200. Lease payments had been suspended from November 1, 2020 through September 30, 2021 due to the COVID-19 Pandemic, since the Company had temporarily closed its office. The Company has elected the practical expedient, where leases with an initial term of 12 months or less are not recorded

NOTE 8 LEASES (continued)

as a right-of-use asset or lease liability. Occupancy expense under this month to month lease for the year ending December 31, 2021 amounted to $20,900.

NOTE 9 SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021 and through February 15, 2022, the date of the issuance of this report. There have been no subsequent events occurring during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

Steven A. Sokol, CPA
Robert N. Kirschenblatt, CPA
Jennifer A. Terzian, CPA
Ghias Khan, CPA

Joel E. Sammet, CPA (1925-1968)
David R. Safer, CPA (1946-2007)
Bernard Turner, CPA (1958-2008)
Franklin M. Jacobson, CPA (1966-2011)
Jerome S. Grubin, CPA (1953-2018)

SAMMET
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Board of Directors and Managing Member Bismarck Capital, LLC

We have reviewed management's statements, included in the accompanying exemption from SEC Rule 15c3-3 report, in which (1) Bismarck Capital, LLC identified the following provisions of 17 C.F.R. § 15c3- 3(k) under which Bismarck Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i), (the "exemption provisions") and (2) Bismarck Capital, LLC stated that Bismarck Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bismarck Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bismarck Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k), (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joel E. Sammet & Co LLP

New York, NY
February 15, 2022

Joel E. Sammet & Co., LLP | 15 Maiden Lane, Suite 500, New York, NY 10038 | T 212.269.8628 | F 212.809.6185 | sammetco.com

BISMARCK CAPITAL, LLC
745 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10151

STANFORD S. WARSHAWSKY
CHAIRMAN

PHONE: (212) 488-5333
FAX: (212) 644-9483
swarshawsky@bismarckcapital.com

January 11, 2022

EXEMPTION FROM SEC RULE 15c3-3 REPORT

To our best knowledge and belief, we assert that we are exempt from SEC Rule 15c3-3(e) under the following exemption for the fiscal year ending December 31, 2021:

SEC Rule 15c3-3(k)(2)(i) which states that the reserve requirement provisions of SEC Rule 15c3-3 shall not be applicable to a broker or dealer:

(i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customer through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Bismarck Capital, LLC.

We met the exemption under SEC Rule 15c3-3(k)(2)(i) for the fiscal year ending December 31, 2021 without exception.

Stanford Warshawsky, Chairman

SW:pm

BISMARCK CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO SEC RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Total ownership equity from statement of financial condition	$	120,086
Less: Ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		120,086
Add: Subordinated liabilities		0
Total capital and allowable subordinated liabilities		120,086
Less: Deductions for non-allowable assets and other charges		
Security deposit		10,000
Total deductions for non-allowable assets and other charges		10,000
Net capital before haircuts on securities positions		110,086
Less: Haircuts on securities positions		0
NET CAPITAL	$	110,086

There are no material differences between the preceding computation and the Company's corresponding Unaudited Part II of Form X-17A-5 as of December 31, 2021.

BISMARCK CAPITAL, LLC
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Minimum net capital required (6.67% of aggregate Indebtedness)	$	1,775
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of the above two lines)	$	5,000
Excess net capital (net capital less net capital requirement)	$	105,086

COMPUTATION OF AGGREGATE INDEBTEDNESS
AS OF DECEMBER 31, 2021

Total aggregate indebtedness liabilities from statement of financial condition	$	26,624
Percentage of aggregate indebtedness to net capital		24.18%

BISMARCK CAPITAL, LLC
NOTE TO THE REQUIRED SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2021

The financial statements do not include the schedules of "Computation for Determination of Reserve Requirements under SEC Rule 15c-3-3" and "Information Relating to Possession or Control Requirements under SEC Rule 15c-3-3" by virtue of exemption provided by SEC Rule 15c3-3(k)(2)(i). Rule 15c3-3(k)(2)(i) applies because the Company carries no margin accounts; promptly transmits all customers funds and delivers all securities received in connection with its broker dealer activities; does not otherwise hold funds or securities for, or owe money and securities to, customers; and effectuates all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.